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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

The H. William Coogan Irrevocable Trust
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   (Last)               (First)                 (Middle)

4712 Charmian Road
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                                    (Street)

Richmond                 VA                       23226
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


     *
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

     Firstmark Corp. (FIRM)
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5 Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ * ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing
    (Check Applicable Line)


   [   ]   Form filed by One Reporting Person

   [   ]   Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

Common Stock                              *                           D
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     $.20 par value
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction
 5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      7. Nature of
                         ----------------------                            of               Exercise       (D) or         Indirect
1. Title of              Date       Expira-                                Number           Price of       Indirect       Beneficial
   Derivative Security   Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Explanation of Responses:

*  See Attachment.


/s/ Susan C. Coogan                                       5/10/97
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Susan C. Coogan
Trustee


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                        Additional Information to Form 3


Name:             The H. William Coogan Irrevocable Trust

Address:          4712 Charmian Road
                  Richmond, Virginia  23226

Issuer & Ticker Symbol:    Firstmark Corp. (FIRM)

Date of Event Requiring Statement:  *


* The H. William Coogan Irrevocable Trust (the "Trust") currently owns 14,400 shares of the Issuer's Series B, cumulative, non-voting preferred stock, par value $.20 per share ("Series B Preferred Stock"). In March 1997, the Issuer's Board of Directors approved of and directed the conversion of each issued and outstanding share of Series B Preferred Stock into shares of Common Stock, effective April 1997, pursuant to the Statement of Resolution Establishing Series of Shares of the Issuer, dated May 7, 1996 (the "Series B Resolution"). Pursuant to the terms of the Series B Resolution relating to the determination of the number of shares of Common Stock that the holders of Series B Preferred Stock shall receive upon such conversion, each share of Series B Preferred Stock is convertible into 80.7571 shares of Common Stock. Accordingly, upon the consummation of the conversion, the Trust will receive 1,162,903 shares of Common Stock.

         The conversion and the actual issuance of shares of Common Stock to the Trust has not yet occurred and is pending the approval of the Federal Communications Commission (the "FCC"). The Issuer currently owns the voting stock of Champion Broadcasting Corporation ("CBC"), which owns and operates radio stations subject to FCC regulation. FCC counsel to CBC has advised the Issuer that the actual acquisition by the Trust of beneficial ownership of Common Stock cannot occur until the Issuer receives the necessary approval from the FCC or other arrangements are made with respect to the voting stock of CBC that would obviate the need for such FCC approval.








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